Exhibit 99.1

Contacts:
Andrew Williams
Koji Fusa
Collabrium Japan Acquisition Corporation
44-20-7408-4710
81-90-7220-7746
info@collabriumcapital.com

FOR IMMEDIATE RELEASE

COLLABRIUM JAPAN ACQUISITION CORPORATION
SECURITIES TO COMMENCE SEPARATE TRADING

London, December 5, 2012 – Collabrium Japan Acquisition Corporation (Nasdaq: JACQU) (the “Company”) announced today that separate trading of the ordinary shares and warrants underlying the units will commence on or about December 10, 2012.  The ordinary shares and warrants will be listed on the Nasdaq Capital Market under the symbols JACQ and JACQW, respectively.  Units not separated will continue to be listed on the Nasdaq Capital Market under the symbol JACQU.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  The offering was made only by means of a prospectus, copies of which may be obtained by visiting the U.S. Securities and Exchange Commission website at http://www.sec.gov.  Alternatively, a copy of the prospectus relating to the offering may be obtained from The PrinceRidge Group LLC, 1633 Broadway, 28th Floor, New York, New York 10019, Attn: Ryan Brining.

Collabrium Japan Acquisition Corporation is a blank check company organized for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or any other similar business combination with, one or more businesses or entities. The Company’s efforts to identify a prospective target business will not be limited to any particular industry or geographic region, although the Company intends to focus its search for target businesses that either have their primary operations located in Japan or that are operating outside of Japan but are Japanese owned.

Forward Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties.  Forward looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.

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